SLM CORPORATION

12061 BLUEMONT WAY

RESTON, VIRGINIA  20190

C.E. Andrews

Executive Vice President,

Finance, Accounting and Risk Management

703-984-6800

October 3, 2005

VIA E-MAIL, FACSIMILE, & EDGAR

Ms. Joyce Sweeney

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:         SLM Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

File No. 1-13251

Dear Ms. Sweeney:

On behalf of SLM Corporation (the “Company”), submitted below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 13, 2005 concerning the above referenced filings made pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in italics before each response.

Comment 1:

Form 10-K for the fiscal year ended December 31, 2004

Alternative Performance Measures, pages 61-64

1.                                      Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance.  Tell us in detail why you believe you overcome the burden of supporting their usefulness.

Response:

Our segment reporting footnotes in our Form 10-K for the fiscal year ended December 31, 2004 and our subsequent quarterly reports include information about our operating segments that is presented on a “core cash” basis – the basis upon which management evaluates the Company’s performance and allocates Company resources. We determine a segment’s profitability on a “core cash” basis, which differs from consolidated operating profit as defined by GAAP by excluding the effects of certain items attributable to that segment. Our disclosures in the Alternative Performance Measures section of our MD&A describe and reconcile the adjustments we make in our segment reporting to these items.(1) We do not disclose separately in the MD&A section of our periodic reports a non-GAAP measure that excludes these items.

Because our 2004 fiscal year was the first year in which more than one of our segments met the quantitative thresholds for a reportable segment pursuant to SFAS No. 131, we are continuing to refine and enhance our disclosures regarding these “core cash” measures.  For example, in our Form 10-Q for the quarterly period ended June 30, 2005, we include our Alternative Performance Measures disclosures in the segment discussion in MD&A, consistent with Q&A 19 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ”).(2)  Likewise, consistent with Q&A 19 of the FAQ, we include a cross reference in the MD&A to the FASB Statement 131-required information in the financial

(1)           Specifically, we describe the following “core cash” reconciling adjustments to the following items:

•                  Securitization – as with other financial institutions, we present the adjustments necessary to disclose our results on a “managed basis” by accounting for all securitizations as long-term non-recourse financings rather than as asset sales as under GAAP;

•                  Derivative accounting – we disclose the amounts of the periodic unrealized gains and losses that result from the application of SFAS 133;

•                  Floor income – we disclose the amount of our floor income and the amortization of the net premiums associated with the derivative contracts that we enter into to monetize the floor income; and

•                  Other items – we disclose the amortization of acquired intangibles.

(2)          The Staff's response in Q&A 19 of the FAQ states, "Under FASB Statement 131, a company may determine segment profitability on a basis that differs from consolidated operating profit as defined by GAAP or excludes the effects of items attributable to that segment. In this situation, FASB Statement 131 requires that a footnote to the company's consolidated financial statements provide a reconciliation. Where a company includes in its MD&A a discussion of segment profitability determined in such a manner, the company also should include in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed." (emphasis supplied)

statement footnote to our consolidated financial statements.  In addition, using Q&A 8 of the FAQ as guidance, we provide additional information in our Form 10-Q for the quarter ended June 30, 2005 on our use of these “core cash” measures, the economic substance of the presentations and the limitations of “core cash” measures.  We intend to include these additional disclosures in our future periodic reports, as applicable.  We believe that our periodic reports filed with the Commission contain disclosures that comply with Q&A 18 and 19 of the FAQ and meet the burden of demonstrating the usefulness of our non-GAAP financial measures.

We believe that our disclosures about our “core cash” measures are appropriate because they address:

1.               The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

The “core cash” measures are the measures that management uses to run our business and that our Board of Directors employs to set performance targets and evaluate management’s performance. As described on pages 61 to 64 on our annual report on Form 10-K, we disclose that “core cash” measures are the “primary financial performance measures used by management to evaluate performance and allocate resources.” As further disclosed, financial information is reported to management on a “core cash” basis by reportable segment and management uses these reports to develop our financial plans and to track results. As further described in our response to Comment 2, we also disclose that we use core cash measures to establish corporate performance targets and determine incentive compensation.

2.               The economic substance behind management’s decision to use such a measure.

Management establishes its budgets and forecasts on a “core cash” basis because such measures reflect the economic performance of the aspects of the Company’s business that are most heavily focused on by management in managing the business and evaluating its performance.We believe our “core cash” measures accomplish this by eliminating the temporary volatility in the Company’s performance that arises from certain items that are primarily affected by factors beyond the control of management.  For example, while SFAS 133 mark-to-market accounting and the booking of long-term interest-only assets in connection with securitization gain accounting is an accurate and useful presentation of our balance sheet, management believes that these point-in-time estimates of asset and liability value make it difficult for management to evaluate the ongoing results of operations against the business plan or prior periods.     Accordingly, management believes that our “core cash” measures are useful for a complete evaluation of our results of operations.

In our filings, we describe the economic substance of each of the adjustments reflected in our “core cash” presentations:

•                  We present all securitization transactions on a Managed Basis, as long-term non-recourse financings, as a result of which the upfront “gains” on sale from securitization transactions as well as ongoing “servicing and securitization revenue” presented in accordance with GAAP are excluded from the “core cash” measures and replaced by the interest income, provision for loan losses, and interest expense as they are earned or incurred on the securitization loans.

•                  We exclude periodic unrealized gains and losses arising primarily in our Lending business segment, and to a lesser degree in our Corporate and Other business segment, that are caused by the mark-to-market derivative valuations prescribed by SFAS No. 133 on certain of our derivatives that we believe are effective economic hedges but that do not qualify for “hedge treatment” under GAAP or that relate to equity forward contracts that are required to be accounted for in accordance with SFAS No. 133 as derivatives and are marked-to-market through earnings.  Under our “core cash” measures, we recognize the economic effect of these hedges, which generally results in any cash paid or received being recognized ratably as an expense or revenue over the hedged item’s life.

•                  We exclude Floor Income earned in our Lending segment when it is not economically hedged, since its timing and amount (if any) is uncertain and in excess of expected spreads.

•                  We exclude amortization of acquired intangibles that arises primarily from the acquisition of definite life intangible assets in connection with our acquisitions.

3.               The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

We disclose material limitations associated with our use of non-GAAP financial measures, both in general and with respect to specific adjustments reflected in our “core cash” presentations.  For example, in our Form 10-Q for the quarterly period ended June 30, 2005, at pages 48 and 49, we disclose that a limitation on our Managed Basis presentation is that we are presenting the ongoing spread income on loans that have been sold to a trust managed by us while excluding the volatility from securitization gains.Further, we disclose that a limitation of our Floor Income adjustments in our “core cash” presentations is that it may exclude and thus understate real cash income.

4.               The manner in which management compensates for these limitations when using the non-GAAP financial measure.

The Company compensates for these limitations in our periodic reports by disclosing the amount and effect of each of the adjustments.

5.               The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

As stated in our disclosures, we believe these measures provide useful information to investors because the “core cash” measures are the measures that management uses to run our business, that our Board of Directors employs to set performance targets and evaluate management’s performance and that analysts, rating agencies and creditors use in their evaluation of the Company’s results of operations.  It is important to note that “core cash” measures concerning securitization and later derivatives were disclosed in response to certain analysts covering our stock specifically requesting information to help them better understand our economic results of operation.

Comment 2:

2.                                      Please tell us and provide us with an example of how you use “core cash” measures in establishing corporate performance targets and determining incentive compensation.  Describe how you use your GAAP financial results in conjunction with this analysis.

Response:

General

As discussed below, we have used a variety of criteria in establishing corporate performance targets and determining incentive compensation.  Most of these criteria are based on our “core cash” measures, although a few are based either on GAAP measures or operating performance measures that are neither GAAP nor “core cash” measures.

Corporate Performance Targets

Each January, the Board of Directors approves the annual business plan for the Company.  Over the past several years, these business plans have set targets for:  (1) growth in “core cash” earnings; (2) growth in preferred channel loan originations(3);(3) the student loan spread; (4) growth in fee income; (5) operating expense control; (6) capital management; (7) the successful wind-down of the Company’s government sponsored enterprise subsidiary, the Student Loan Marketing Association (the “GSE”); and (8) cost of funds on new corporate debt and ABS issuances.

(3) See our 2004 Annual Report on Form 10-K at pages 4 – 5 (Preferred channel originations are comprised of: (1) student loans that are originated by lenders with forward purchase agreements with the Company and are committed for sale to the Company such that we either own them from inception or acquire them soon after origination and (2) loans that are originated by internal Company brands).

The table below characterizes these performance criteria:

1. growth in “core cash” earnings	-	calculated on a “core cash” basis
2. growth in preferred channel loan originations	-	same on both a GAAP and “core cash” basis
3. the student loan spread	-	calculated on a “core cash” basis
4. growth in fee income	-	same on both a GAAP and “core cash” basis
5. operating expense control	-	calculated on a “core cash” basis
6. capital management	-	calculated on a GAAP basis
7. wind-down of the GSE	-	neither GAAP nor “core cash” basis
8. cost of funds on new corporate debt and ABS issuances	-	neither GAAP nor “core cash” basis

In setting the plan and tracking the Company’s performance against plan, management and the Board of Directors calculate performance in accordance with the Company’s “core cash” measures which are described on pages 61 through 64 of the Company’s 2004 Annual Report on Form 10-K. An example of how a GAAP measure as adjusted to a “core cash” measure is used in establishing corporate performance is described below.

The “core cash” earnings target in the annual plan is based in large part on a key assumption about the amount of net interest income that will be earned on student loans.  During the course of the year, management may determine that some of the Company’s student loan assets are better financed by securitization transactions than by corporate borrowing.  Under GAAP, some of these securitization transactions will be reported as asset sales, converting what would otherwise be interest income on student loans to gains on sales of those loans, as well as ongoing servicing and securitization revenues.  In measuring its performance, the Company uses a “core cash” measure that adjusts the GAAP accounting for these transactions to a Managed Basis presentation.  The Managed Basis presentation depicts all securitization transactions as financings, not as sales, and treats the securitized loans as if the loans continue to be owned by the Company.

Management and the Board of Directors believe strongly in the Company’s policy of using a “core cash” measure to adjust for the GAAP accounting treatment for these securitization transactions for several reasons.  First, under our “core cash” methodology, every securitization transaction is treated in the same manner – as financings – while under GAAP some are treated as sales while others are treated as financings.  Management is not incentivized to execute securitizations that are accounted for only as financings or to avoid securitizations that are accounted for as sales.  Second, the adjustments are quantifiable: the Company simply subtracts the gain on sale and associated servicing and securitization revenues and treats the assets as owned.  Third, the Company considers securitization transactions solely as a means to finance its balance sheet; they have not been used to accelerate income from the sale of assets or reduce the size of the Company’s balance sheet.  In that regard, management has incentive to execute the transaction in the most efficient structure without regard to the generation of gain on sale.

Incentive Compensation

Each January, in conjunction with the Board of Directors’ approval of the Company’s annual business plan, the Compensation and Personnel Committee of the Board (the “Committee”) approves the annual bonus plan for management employees (there were approximately 680 bonus plan participants in the 2004 plan).  That plan provides for bonuses reflecting achievement of both individual (qualitative and quantitative) and corporate performance goals.  Individual goals are established annually based on each manager’s area of responsibility and are assigned a greater weighting than the corporate performance goals, which typically account for 12 to 25% of the total bonus payouts.  The corporate performance goals are set by the Committee and are based upon major components of the annual business plan, which as described above, utilizes our “core cash” performance measures.  After the end of the year, the Committee evaluates the extent to which the corporate performance goals were achieved and then determines the actual bonus amount to be paid to each of the bonus plan participants.  In the case of the 2004 business plan, five separate performance goals were set and weighted to reflect their overall importance in the corporate performance score as follows:

Corporate Goals	Weighting
“Core cash” earnings per share growth(1)	25 percent
Preferred channel loan origination volume growth	20 percent
Fee income growth	20 percent
Operating expense growth	20 percent
Completion of the wind-down of the GSE	15 percent

(1)          “Core cash” earnings are defined in the Corporation’s annual report to shareholders.

As noted above, two of these measures were calculated on a “core cash” basis (earnings per share growth and operating expense growth), two are calculated in the same manner under “core cash” and GAAP principles (loan origination growth and fee income growth) and two of these measures reflects neither “core cash” nor GAAP accounting (costs of funds and the GSE wind-down).

Comment 3:

Financial Statements

Note 10 – Derivative Financial Instruments, page F-39

3.                                      For each type of derivative instrument that you have classified as a fair value hedge or cash flow hedge, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133.  Specifically address the following for each type of hedging relationship:

•                  the nature and terms of the hedged item and derivative instrument;

•                  when and how you identify the hedge instrument and the hedged item;

•                  how you define “at inception” of the hedging relationship; and

•                  the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Response:

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize the economic effect of interest rate changes.  The Company’s goal is to manage interest rate sensitivity by modifying the repricing or maturity and index characteristics of certain balance sheet assets and liabilities so that the net margin is not, on a material basis, adversely affected by movements in interest rates.  As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value.  Income or loss on the derivative instruments that are linked to the hedged assets and liabilities will generally offset the effect of this unrealized appreciation or depreciation.  The Company views this strategy as a prudent management of interest rate sensitivity.  In addition, the Company utilizes derivatives to minimize the economic impact of changes in foreign currency exchange rates on certain debt obligations that are denominated in foreign currencies.  Management believes all derivatives entered into are economically effective hedges. However, the vast majority of our derivatives ($136.1 billion notional out of our entire derivative portfolio of $170 billion notional as of December 31, 2004, as detailed on page F-42 of our 2004 Annual report on Form 10-K) do not qualify for hedge accounting under SFAS 133.

With respect to all qualifying hedge relationships discussed below, inception of the hedge relationship is defined as the trade date of the derivative (in those situations where a new derivative has been entered into) at which time the hedge relationship is formally identified through the completion of the “Hedge Designation Template” as required by Company policy. The Hedge Designation Template is our formal documentation of the hedging relationship and includes our risk management strategy and objective for undertaking the hedge, including the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cashflows attributable to the hedged risk will be assessed.  The Hedge Designation Template contains those strategies which are available to be selected and each trade with the required Hedge Designation Template is approved by the Vice President of Capital Markets Accounting and the Vice President of Capital Markets.  Trades cannot be approved by accounting within Principia (our asset liability system, which houses all instruments and generates our accounting journal entries) unless the Hedge Designation Template has been approved by Capital Markets.  We do not use a “dynamic” hedge strategy (dynamic hedge strategy refers to daily buys/sells of derivatives used to hedge a portfolio of assets or liabilities) and, as a result, derivatives are generally held to term and are used to hedge the same individual asset or liability during such term.  This results in derivatives being designated to a hedged item at inception and never being re-designated to a different hedged item subsequently.

The following is a discussion of the nature and terms of the hedged items and derivatives that qualify for hedge accounting and the related quantitative measures we use to assess effectiveness at inception and on an ongoing basis:

1.               Fair Value Hedge of Debt – U.S. Dollar Denominated – Short-cut

See discussion below under “Comment 4” for details regarding this hedge strategy

2.               Fair Value Hedge of Debt – U.S. Dollar Denominated – Non-Shortcut

Under this hedging strategy, the Company designates pay floating/receive fixed interest rate swaps as a hedge of changes in total fair value of designated bullet bond issuances.   The only difference in the terms of this strategy versus the strategy above called “Fair Value Hedge of Debt – U.S. Dollar Denominated – Short-cut” is that the Company receives an upfront payment on the swap at inception and as a result the fair value of the swap is not zero at inception of the hedge and thus does not qualify for short-cut treatment.  All other critical terms match exactly between the derivative and hedged debt.  Effectiveness of this relationship is assessed as follows:

i.      At Inception:  Formal analysis of same hedging strategy’s prior performance for relationships that have been outstanding. There were over 200 individual hedge relationships within this strategy outstanding as of December 31, 2004, all of which have remained effective hedges to date.  As long as these prior hedge relationships have remained effective, as determined in ii. below, we conclude at inception the new hedge relationship will be effective.  This is because these relationships are similar in terms and the only factor that prevents short-cut accounting is the receipt of an upfront payment on the swap.  Accordingly, from a quantitative and qualitative perspective the Company has established a basis to expect that these relationships will be highly effective.

ii.   Ongoing – Retrospective & Prospective:  The method in which we assess Retrospective and Prospective effectiveness is the same.  We assess this effectiveness using a Statistical Regression model on a monthly basis.  On a monthly basis, we regress the changes in fair value of the derivative instrument and the hedged item (for the risks being hedged).  If this regression results in correlation above 80% (r2), slope (Beta) between 80 and 125 and an acceptable F Statistic (the F Statistic measures the appropriateness of the sample size to result in a true statistical sample) (the “Regression Test”), we conclude we have an effective hedge.  Any ineffectiveness is recorded through the income statement currently.

3.               Fair Value Hedge of Debt – Foreign Currency Denominated

We issue debt in many different currencies.  For debt that is foreign currency denominated, the Company enters into cross currency interest rate swaps to hedge the Company’s currency and interest rate risk.  Whether the Company issues fixed or variable rate foreign currency denominated debt, we enter into a swap whose receive leg is identical to the terms of the hedged debt and whose pay leg is U.S. Dollar variable rate three month LIBOR. These hedges are designated at inception as a fair value hedge of the currency risk and interest rate risk embedded in the designated debt in accordance with the guidance in paragraph 40e of SFAS 133 (as clarified by DIG Issues G23 and H16).  It should also be noted that if such transactions were not foreign currency hedges, in all cases such hedges would be eligible for the short-cut method as all terms perfectly match. Effectiveness of this relationship is assessed as follows:

i.      At Inception:  We review the terms of the debt and related derivative to ensure that all critical terms match between the two instruments and that the fair value of the derivative is zero at inception.  Accordingly from a qualitative perspective the Company has established an expectation that the hedge relationship will be highly effective in hedging the designated risk.

ii.   Ongoing – Retrospective & Prospective:  On a monthly basis we formally assess and document that: (1) the critical terms of the derivative and hedged item have not changed and continue to perfectly match and (2) there has been no change in the credit of the derivative counterparty’s or the Company’s that would bring into question whether the derivative continues to be highly effective.  Based on this assessment that the critical terms exactly match between the debt and derivative and the fact that the only reason this relationship does not qualify for shortcut is because it is a currency swap (as opposed to just a benchmark swap), the Company believes such hedges are highly effective.

4.               Fair Value Hedge of Investments – U.S. Dollar Denominated – Non-Short-cut

We have fixed rate investments in which we have entered into interest rate swaps to convert such investment to variable three month LIBOR. Under this hedging strategy, the Company designates pay fixed/receive floating interest rate swaps as a hedge of changes in fair value of designated investments, attributable to changes in the LIBOR benchmark interest rate.    Effectiveness of this relationship is assessed as follows:

i.      At Inception:  Analysis of same hedging strategy’s prior performance for relationships that have been outstanding.  As long as these prior hedge relationships have remained effective we conclude at inception the new hedge relationship will be effective.  Accordingly, from a quantitative and qualitative perspective, the Company has established a basis to conclude that such hedges will be highly effective as all current relationships have always been effective (with some being outstanding since the early 1990s).

ii.   Ongoing – Retrospective & Prospective:  The method in which we assess Retrospective and Prospective effectiveness on an ongoing basis is as follows. We assess effectiveness on a monthly basis using a Statistical Regression Model.  We regress the monthly changes in fair value of the derivative and hedged item (for the risks being hedged).  If this regression satisfies the Regression Test, we conclude we have an effective hedge.  Any ineffectiveness is recorded through the income statement currently.

5.               Cash Flow Hedge of Debt – U.S. Dollar Denominated – Short-cut

See discussion below under “Comment 4” for details regarding this hedge strategy.

6.               Cash Flow Hedge of Debt – U.S. Dollar Denominated –Non-Short-cut

Under this hedging strategy, the Company designates receive floating/pay fixed interest rate swaps as a hedge of changes in cash flows from designated floating rate debt instruments, attributable to changes in the LIBOR benchmark interest rate.  The only difference in the terms of this strategy versus the strategy above called “Cash Flow Hedge of Debt – U.S. Dollar Denominated – Short-cut” is that the reset date of the variable rate of the swap does not exactly match the reset date of the variable rate of the debt.  All other critical terms match exactly between the derivative and hedged debt.  Effectiveness of this relationship is assessed as follows:

i.     Upfront at Inception & Ongoing – Retrospective & Prospective:  Because the only difference between the derivative and hedged debt is the variable index reset date we perform a historical regression of the respective reset LIBOR rates between the derivative and debt over a period of time that approximates the term of the derivative. In other words, we go back and regress what the LIBOR reset rates would have been for the debt and derivative if they were outstanding based on their respective reset dates.  If this regression satisfies the Regression Test , we conclude we have an effective hedge.  This regression is updated monthly during the term of the hedge to test Ongoing Effectiveness.  In accordance with DIG Issue G7 we record any ineffectiveness currently through the income statement using the Hypothetical Derivative Method.

Comment 4:

4.                                      Please tell us whether you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133.

If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

Response:

We use the short-cut method for assessing effectiveness for a small portion of our derivative portfolio.  As of December 31, 2004, our outstanding derivative portfolio had a notional amount of $170 billion. Of this amount, $7.3 billion related to fair value hedges that qualified for the short-cut method and $4.0 billion related to cash flow hedges that qualified for the short-cut method.  As previously discussed, we do not use a “dynamic” hedge strategy and, as a result, derivatives are held to term and are used to hedge the same individual asset or liability during such term.  This results in derivatives being designated to a hedged item at inception and never being re-designated to a different hedged item subsequently.  In addition, we use an approved and standardized hedge designation template which lists the approved hedge strategies which must be used at the time a derivative is entered into.  All hedge designations are approved by the Vice President of Capital Markets Accounting and the Vice President of Capital Markets.  These facts (lack of a dynamic hedge strategy and all derivative designations being approved by appropriate Vice Presidents) make the application of the short-cut method relatively straightforward compared to an environment which pursues a more dynamic hedge strategy.

Our fair value hedge relationships which qualify for the short-cut method involve only hedging fixed rate U.S. Dollar denominated bullet debt by entering into a swap which converts such hedged debt into variable rate three month LIBOR indexed debt (i.e., the swap has a fixed receive leg and a variable three month LIBOR pay leg).  All terms of the derivative and hedged item perfectly match.  Specifically, under paragraph 68 (the letters below correspond with the subparagraph which contains the appropriate requirements), we ensure the following:

a.               The notional of the derivative matches the principal amount of the hedged debt.  We always enter into a derivative whose notional equals the principal amount of the debt.

b.              The hedging instrument is an interest rate swap and the fair value of such swap at the inception of the hedging relationship is zero. We only pursue the short-cut method related to interest rate swaps where the fair value is zero as of the trade date of the derivative.  For these short-cut relationships there is never an upfront payment on the swap between us and the counterparties.  In addition, we never pay any underwriting fee through paying a higher spread on the pay leg of the swap whose present value would equal any underwriting fees.  We do not pursue the short-cut method when there is any optionality within the related debt or derivative (embedded call or put options).

c.               The formula for computing net settlements under the interest rate swap is the same for each net settlement.  That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.

d.              The hedged debt is not prepayable in any manner. We may not call such debt and the investor has no put option which would require us to redeem such debt.

dd.       The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.  In the United States the benchmark interest rate may be either interest rates on (1) direct Treasury obligations or (2) the LIBOR swap rate.  The hedged risk in our short-cut relationships is benchmark interest rate risk related to changes in LIBOR swap rates.  The pay leg of all our swaps which qualify for short-cut are indexed to a quarterly reset 3-month LIBOR index.

e.               There are no other terms in the debt or swaps that invalidate the assumption of no ineffectiveness.

f.                 The expiration date of the swap matches the maturity date of the hedged debt without exception.

g.              There is no floor or cap on the variable interest rate of the swap

h.              The interval between the repricing of the variable rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).  The variable rate in our swaps which qualify for short-cut reset every three months.

Our cash flow hedge relationships which qualify for the short-cut method involve only hedging variable rate U.S. Dollar denominated debt (resetting quarterly to three month LIBOR) by entering into a swap which converts such hedged debt into fixed rate debt (i.e., the swap has a fixed pay leg and a variable quarterly reset three month LIBOR receive leg).  We issue a significant amount of pure three month LIBOR reset variable rate debt.  On an ongoing basis, based on our asset and liability mix, we will enter into derivatives to convert a portion of this variable rate debt to fixed rate debt.  Unlike the fair value hedges discussed above, we do not necessarily enter into these cashflow swaps simultaneously with the issuance of variable rate debt.  When we do enter into a cashflow swap that will qualify for short-cut treatment such cashflow swap is designated against a specific piece of debt.  Specifically, under paragraph 68 (again, the letters below correspond with the subparagraph which contains the appropriate requirements), we ensure the following:

a.               The notional of the derivative matches the principal amount of the hedged debt.  We always enter into a derivative whose notional equals the principal amount of the debt.

b.              The hedging instrument is an interest rate swap and the fair value of such swap at the inception of the hedging relationship is zero. We only pursue the short-cut method related to interest rate swaps and the fair value is always zero as of the trade date of the derivative.  For these shortcut relationships there is never an upfront payment on the swap between us and the counterparties.  In addition, we never pay any underwriting fee through paying a higher spread on the pay leg of the swap whose present value would equal any underwriting fees.  We do not pursue the short-cut method when there is any optionality within the related debt or derivative (embedded call or put options).

c.               The formula for computing net settlements under the interest rate swap is the same for each net settlement.  That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.

d.              The hedged debt is not prepayable in any manner. We may not call such debt and the investor has no put option which would require us to redeem such debt.

dd.             The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.  In the United States the benchmark interest rate may be either interest rates on (1) direct Treasury obligations or (2) the LIBOR swap rate.  The hedged risk in our short cut relationships is benchmark interest rate risk related to changes in LIBOR swap rates.  The pay leg of all our swaps which qualify for shortcut are indexed to a quarterly reset 3 month LIBOR index.

e.               There are no other terms in the debt or swaps that invalidate the assumption of no ineffectiveness.

i.                  All interest payments on the variable-rate debt during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.

j.                  There is no floor or cap on the variable interest rate of the swap.

k.               The repricing dates between the swap and debt match.  These dates are exactly the same as we only use to different repricing frequencies on our debt and require all swaps have the same repricing frequencies.

Comment 5:

5.                                      Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio.  If so, provide us with a comprehensive analysis explaining how you apply SFAS 133 Implementation Issue F11 to these hedging relationships.

Response:

We do not have fair value hedging relationships that involve aggregating similar assets and liabilities and hedging as a portfolio that fall under SFAS 133 Implementation Issue F11 “Fair Value Hedges: Hedging a Portfolio of Loans”.

On behalf of the Company, I acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the Comments. If you need any further information, please do not hesitate to call me at 703.984.6800 or Mike Sheehan at 703.984.5680.

Very truly yours,

/S/ C.E. ANDREWS

C.E. Andrews

Attachments

cc:	SEC

Chris Harley

SLM Corporation

William M. Diefenderfer, Chair, Audit Committee of the Board of Directors
Marianne M. Keler, Executive Vice President, Corporate Strategy, Consumer Lending & Administration
Robert A. Crawford, Senior Vice President & Controller
Robert S. Lavet, Senior Vice President & General Counsel
Ted Morris, Vice President, Accounting Policy & Capital Markets Accounting
Michael E. Sheehan, Vice President & Deputy General Counsel
Peter W. Strang, Vice President & Assistant Controller

Gibson, Dunn & Crutcher LLP
Ronald O. Mueller